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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                               SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            GLEASON CORPORATION
                     (Name of Subject Company (Issuer))

                       TORQUE ACQUISITION CO., L.L.C.
                                  (Bidder)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                 377339106
                   (CUSIP Number of Class of Securities)

                            GLEASON CORPORATION
                        ATTN: EDWARD J. PELTA, ESQ.
                              VICE PRESIDENT,
                       GENERAL COUNSEL AND SECRETARY
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                          TELEPHONE:(716) 473-1000
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  COPY TO:
                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                         CALCULATION OF FILING FEE:


        TRANSACTION VALUATION**                       Amount of Filing Fee
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         $193,509,856                                        $38,702
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**   Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:        $38,702             Filing party:    Torque Acquisition Co., L.L.C.
Form or registration no.:      Schedule 14D-1      Date filed:      December 15, 1999

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



                       (Continued on following pages)



               This Amendment No. 1 to the Tender Offer Statement on
Schedule 14D-1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on December 15, 1999 (the "Schedule 14D-1") by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., relating to the joint tender offer by Acquisition Company and Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Acquisition Company hereby amends and supplements the Schedule 14D-1 as follows:

ITEM 10.       ADDITIONAL INFORMATION.

               Item 10(e) is hereby amended and supplemented as follows:

               On December 14, 1999, two purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC and Rapkin v. Nichols, et al, C.A. No. 17672NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per share price offered for the Common Stock pursuant to the Transactions is grossly unfair and inadequate, provides value below the fair value of the Company and was not the result of arm's-length negotiations, (iii) the directors of the Company breached their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants and
(v) awarding the named plaintiffs their costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.

               Copies of the Complaints are filed herewith as Exhibits
(g)(8) and (g)(9) and are incorporated herein by reference.

               Item 10(f) is hereby amended and supplemented as follows:

               The definitive copy of the Offer to Purchase which was mailed to the Company's stockholders and filed with the Securities and Exchange Commission on December 16, 1999 as Exhibit 21 to Amendment No. 1 to the Schedule 13D originally filed on December 9, 1999 by James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, the Non Exempt Trust for the benefit of James S. Gleason and Acquisition Company, contained an additional Precedent M&A Transaction in the section of the Offer to Purchase captioned "SPECIAL FACTORS-Opinion of the Special Committee's Financial Advisor-Precedent M&A Transactions Analysis."

               A copy of such Offer to Purchase is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.


ITEM 11.       MATERIALS TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(9) Offer to Purchase, dated December 15, 1999, attached as Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference (supersedes prior Exhibit (a)(1) to the Schedule 14D-1) .

(g)(8) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled
               Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle
               County, Delaware).

(g)(9) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin
               v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware).



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1999

                                             TORQUE ACQUISITION CO., L.L.C.


                                             By: /s/ SANDER M. LEVY
                                                 --------------------------
                                                 Name:  Sander M. Levy
                                                 Title: President


                               EXHIBIT INDEX


  EXHIBITS

(a)(1)       Offer to Purchase, dated December 15, 1999, attached as
             Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference (supersedes prior Exhibit (a)(1) to the Schedule 14D-1).
(g)(8) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware).
(g)(9) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware).